UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                        ROYAL GROUP TECHNOLOGIES LIMITED
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                                (Name of Issuer)

                        Subordinated Voting Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   779915 10 7
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                May 15, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     779915 10 7
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:                 *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:     18,600,929*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:            *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:18,600,929*
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 18,600,929*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     19.9%*
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  14)  Type of Reporting Person (See Instructions):       IA
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* As more fully described in this Schedule 13D, neither the reporting person nor any of his affiliates currently own any securities of Royal Group Technologies Limited (the "Company"). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission of ownership of any of the securities of the Company referred to herein by the reporting person or any of his affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such ownership is hereby expressly disclaimed.

Item 1.   Security and Issuer.
          --------------------

          The title of the class of equity securities to which this Schedule 13D relates is the Subordinated Voting Common Shares (the "Subordinated Common Shares") of Royal Group Technologies Limited, a Canadian corporation (the "Company"). The principal executive offices of the Company are located at 1 Royal Gate Boulevard, Woodbridge, Ontario, Canada L4L 8Z7.

Item 2.   Identity and Background.
          ------------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg is a director of and the sole shareholder of Craig Court, Inc., which is the sole member of Craig Court GP, LLC, which serves as the sole general partner of Cerberus Capital Management, L.P. ("CCM"). CCM, through one or more funds and/or accounts managed by it and/or its affiliates (collectively, "Cerberus"), is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Pursuant to the terms of a Lock-Up Agreement described in Item 6 of this Schedule 13D, dated as of May 15, 2005 (the "Lock-Up Agreement"), by and among CCM, Vic De Zen, Domenic D'Amico, De Zen Holdings Limited, De Zen Investments Canada Limited and Domenic D'Amico Holdings Limited, subject to the satisfaction of certain conditions, Cerberus may make an offer for the Subordinated Common Shares and the Company's Multiple Voting Common Shares (the "Multiple Common Shares") (including any Subordinated Common Shares into which the Multiple Common Shares may be converted) (collectively, the "Shares"), at a price of Cdn. $14.00 per Share. As a result of the terms of the Lock-Up Agreement, Cerberus may be deemed to be the beneficial owner of 18,600,929 Shares. All of the funds to be used in making the proposed purchase of Shares described in this Schedule 13D, if any, will come from the working capital of Cerberus.

Item 4.   Purpose of Transaction.
          -----------------------

          Provided that the conditions set forth in the Lock-Up Agreement are satisfied or waived by Cerberus, Cerberus intends to make an offer for and to acquire the Shares held by the other parties to the Lock-Up Agreement (such other parties, the "Sellers"). In addition, as more fully described in the Lock-Up Agreement, subject to the satisfaction of certain conditions, Cerberus may make an offer at a price of Cdn. $14.00 per Share for all of the remaining Shares issued and outstanding.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Report on Form 6-K, as filed with the Securities and Exchange Commission on May 13, 2005, as of December 31, 2004 there were 77,420,726 Subordinated Common Shares and 15,935,444 Multiple Common Shares (each of which is convertible into one Subordinated Common Share). Accordingly, for the purposes of Reg. Section240.13d-3 there are 93,356,170 Shares deemed issued and outstanding as of December 31, 2004. As a result of the provisions set forth in the Lock-Up Agreement with respect to the 18,600,929 Shares held by the Sellers, Cerberus has the right to acquire, and may be deemed to have certain shared power to vote and direct the disposition of, such 18,600,929 Shares. Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus. Thus, as of May 15, 2005, for the purposes of Reg. Section240.13d-3, Mr. Feinberg may be deemed to beneficially own 18,600,929 Shares, or 19.9% of the Shares deemed issued and outstanding as of that date.

          None of Stephen Feinberg, CCM or Cerberus currently own any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission of ownership of any of the securities of the Company referred to herein by Mr. Feinberg or any of his affiliates for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such ownership is hereby expressly disclaimed.

          During the sixty days prior to May 15, 2005, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          Pursuant to the Lock-Up Agreement, CCM and the Sellers agreed to the terms pursuant to which, among other things, (i) in the event Cerberus consummates a tender offer for the Shares, the Sellers shall tender all of the Shares held by them to Cerberus, (ii) the Sellers shall not take, and shall not authorize or permit any officer, director, employee, investment banker, financial advisor, attorney, accountant, agent or any other representative retained by them to take, any act, directly or indirectly, which may in any way affect the success of Cerberus' tender offer for the Shares or the purchase of any Shares under the tender offer, (iii) the Sellers shall not make, solicit or encourage any proposal to acquire a portion or all of the assets of the Company, or any Shares of the Company, or other similar transaction or business combination involving the Company other than an acquisition by Cerberus, (iv) the Sellers shall terminate all discussions with third parties regarding possible acquisitions of the Company, and shall promptly advise Cerberus of the receipt of any inquiries, proposals or offers with respect to a possible acquisition of the Company, and (v) the Sellers shall not sell, transfer, pledge, convey, grant a security interest in, hypothecate or otherwise encumber any or all of the Shares subject to the Lock-Up Agreement, in each case as more particularly set forth and described in the Lock-Up Agreement incorporated by reference and attached hereto as Exhibit 1.

          The descriptions of the transactions and the agreement set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference and attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg, CCM or Cerberus and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          1. Lock-Up Agreement, dated as of May 15, 2005, by and among Cerberus Capital Management, L.P., Vic De Zen, Domenic D'Amico, De Zen Holdings Limited, De Zen Investments Canada Limited and Domenic D'Amico Holdings Limited.



                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       May 24, 2005


                                        /s/ Stephen Feinberg
                                       -----------------------------------------

                                       Stephen Feinberg,  on behalf of Craig
                                       Court,  Inc., the sole member of Craig
                                       Court GP, LLC, the sole general partner
                                       of Cerberus Capital Management, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

                       CERBERUS CAPITAL MANAGEMENT, L.P.
                                 299 Park Avenue
                            New York, NY, USA, 10171



                                                                    May 15, 2005

                        ROYAL GROUP TECHNOLOGIES LIMITED

TO:      THE PERSONS LISTED ON SCHEDULE A HERETO

Dear Sirs:

          This agreement (the "Agreement") sets out the terms and conditions upon which an entity (the "Offeror") to be formed by Cerberus Capital
Management, L.P. will make an offer as described below for all of the multiple voting shares (including any shares into which the multiple voting shares may be converted prior to the Expiry Time) and subordinated voting shares (collectively, the "Shares") in the capital of Royal Group Technologies Limited (the "Company").

          This Agreement also sets out the terms and conditions of the agreement of the persons or companies listed on Schedule A hereto who accept this Agreement (each a "Seller" and, collectively, the "Sellers") (i) to support the Offer (as defined below) and (ii) to deposit under the Offer or cause to be deposited under the Offer all of the Shares listed on Schedule A beside such Seller's name.

          For purposes of this Agreement, the term "Stock Control Agreement" means the stock control agreement dated as of November 30, 1994 among the holders of the multiple voting shares of the Company, the Company and Computershare Trust Company of Canada, as replacement trustee (as such agreement has been amended and restated to the date hereof) and the term "Conversion Agreement" means the agreement dated March 23, 2005 between the Company and Vic De Zen (and certain affiliates), Fortunato Bordin and Domenic D'Amico pursuant to which the Company agreed to reorganize its capital to eliminate its multiple voting shares and the Sellers agreed to convert their multiple voting shares into subordinate voting shares.

1.       Offer for Securities of the Company
         -----------------------------------

          Subject to the conditions set forth in section 3 below and the Sellers being in full compliance with the terms and conditions of this Agreement, the Offeror will make, subject to the terms and conditions hereof, an offer (the "Offer") for any and all of the outstanding Shares. The Offer will be made to the holders of all the issued and outstanding Shares on the basis of Cdn. $14.00 in cash per Share. The Offer shall only be subject to the conditions set out in Schedule B attached hereto.

          The Offer will be made in accordance with applicable Canadian securities legislation in all Canadian jurisdictions where registered shareholders ("Shareholders") of the Company are located and in the United States in accordance with the multi-jurisdictional disclosure system, and shall be open for acceptance until a time that is not earlier than 12:01 a.m. (local time) (the "Expiry Time") on the 36th day (as such date may be extended by the Offeror from time to time, the "Expiry Date") after the day that the Offer is mailed to Shareholders (the "Mailing Date"), subject to the right of the Offeror to extend the period during which Shares may be deposited under the Offer. The Offeror will mail the Offer as soon as practicable following the satisfaction of the conditions set out in Section 3, and in any event no earlier than May 19, 2005 and no later than 5:00 p.m. (Toronto time) on the tenth business day after the date that such conditions are satisfied.

          The  Offer  will  provide  that  where  a  corporation   (a  "Holdco")
incorporated under the laws of Canada on or after June 1, 2005 and having no assets other than Shares and no liabilities whatsoever is the beneficial owner and holder of record of Shares, all of the shareholders of Holdco (the "Holdco Shareholders") shall be entitled to jointly elect (the "Holdco Election") to accept the Offer by selling to the Offeror all of the outstanding shares (the "Holdco Shares") of Holdco for an aggregate price equal to the aggregate value of the Shares held by such Holdco (based on a price of Cdn. $14.00 per Share) (the "Holdco Alternative"), provided that such Holdco Shareholders and such Holdco shall have notified the Offeror at least seven business days prior to the Expiry Time of such holder's intention to tender in such fashion and such holder and such Holdco shall have entered into a share purchase agreement (a "Holdco Agreement") with the Offeror at or prior to the Expiry Time containing such representations and warranties, terms and conditions and indemnities as the Offeror may reasonably request in connection therewith and containing a requirement for such holder's counsel to provide opinions to the Offeror in form satisfactory to the Offeror, acting reasonably, in connection with the closing of the purchase and sale of such Holdco Shares.

2.       Agreement to Tender
         -------------------

          This Agreement, when signed and delivered by each of the Sellers, will constitute the agreement of each such Seller, among other things, to irrevocably (subject to the right of withdrawal as set out in Section 8 and in Section 10(l) hereof) accept the Offer, and validly to tender or cause to be tendered and to cause all acts and things to be done to tender the Subject Shares (as defined below) owned by such Seller under the Offer subject to and on the terms and conditions set out herein, it being agreed that to the extent that any of the Subject Shares owned by such Seller are multiple voting shares of the Company, such Seller shall be permitted to convert such shares into subordinate voting shares of the Company prior to tendering them to the Offer.

          Each Seller agrees that if the Offeror makes the Offer in accordance with this Agreement containing no conditions other than the conditions set out in Schedule B, not later than the close of business on the tenth business day preceding the Expiry Date, each Seller will deposit or cause to be deposited all of the Subject Shares (or make a valid Holdco Election in respect of Subject
Shares held by a Holdco) in accordance with the terms of the Offer (provided that if the annual and special meeting of the Company has not been held prior to such date, then the deadline for tendering to the Offer shall be the later of
(i) June 17, 2005 and (ii) the tenth business day preceding the Expiry Date) and thereafter such Seller shall not withdraw or permit such Subject Shares or Holdco Shares, as applicable, to be withdrawn from the Offer, unless such withdrawal is pursuant to the written direction of the Offeror or pursuant to the provisions of Section 8 or Section 10(l) hereof. The Offeror will take up and pay for the Subject Shares (or Holdco Shares, as applicable) deposited under the Offer in accordance with the terms of the Offer within the periods required by law and upon the conditions set out in Schedule B having been met or waived.

          For greater certainty, for the purposes of this Agreement, the term "Subject Shares" shall refer to all of the Shares which each Seller is required to tender under the Offer pursuant to the terms of this Agreement, as well as all shares or other securities which the Shares may be converted into, exchanged for or otherwise changed into pursuant to any share conversion, capital reorganization or any merger, reorganization, amalgamation or other business combination involving the Company prior to the acquisition of the Subject Shares by the Offeror, and shall also include any and all distributions of cash, securities or other property made on such shares on or after the date hereof.

         In the event that:

          (a) the  Offeror  purchases  any of the  Subject  Shares  pursuant  to
Section 10(k) and disposes of such purchased Subject Shares within 120 days after the date of acquisition of such Subject Shares (the "Disposed Purchased Shares"); or

          (b)

                    (i) prior to the Expiry Time another bona fide proposal or offer relating to any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement or acquisition or purchase of all or a material portion of the assets of, or any shares of or equity interest in, the Company or other similar transaction or business combination involving the Company (any such inquiry, proposal or offer being referred to herein as an "Acquisition Proposal") is made by any third party (other than the Offeror) for a consideration per Share that has a Cash Equivalent Value (as defined below) that is greater than $2.00 more than the price of the Offer (as amended from time to time) per Subject Share; and

                    (ii) the Offeror takes up any of the Subject Shares tendered to the Offer by the Sellers at or prior to the Expiry Time; and

                    (iii) the Offeror disposes of any of the Subject Shares (the "Disposed Acquired Shares" and, together with the Disposed Purchased Shares, the "Disposed Subject Shares") to the third party who has made the Acquisition Proposal referred to above within 120 days after the Expiry Time;

                    then the Offeror shall pay to the Seller within 5 business days of receipt of any consideration in respect of the Disposed Subject Shares, as additional consideration ("Additional Consideration") for the Subject Shares, consideration equal to:

                                    (A x [B - C])  /  2

          where A = the number of Disposed Subject Shares

          B = the Cash Equivalent Value of the consideration received by the Offeror for such Disposed Subject Shares

          C = the price per Subject Share offered by the Offeror pursuant to this Agreement or under the Offer, as amended from time to time, + $2.00

          Cash Equivalent Value on any date means: (a) in respect of any cash consideration, the face value of such consideration, (b) in respect of any consideration in the form of publicly-traded securities, the closing price of such securities on such date on the published market on which the greatest volume of trading in such securities occurred over the twenty trading days preceding such date, and (c) in respect of any other consideration, such amount as the Offeror shall determine in its sole discretion, acting reasonably.

          Payment in respect of the Additional Consideration shall be made in the form received by the Offeror for its Disposed Subject Shares, and if the Offeror received a mix of different forms of consideration then payment shall be made in the same proportionate mix.

          It is acknowledged that the Offeror has the sole discretion to determine whether to waive any conditions of the Offer and whether to dispose of any Subject Shares to any Acquisition Proposal.

3.       Other Conditions to Making the Offer
         ------------------------------------

          The obligation of the Offeror to make the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion without prejudice to any other right it may have under this Agreement:

          (a) forthwith after the date hereof, the Offeror and the Sellers shall have made known to the board of directors (the "Board") of the Company that the Offeror will make the Offer on the terms and conditions set forth herein; and the Board, subject to satisfying itself concerning the protection of confidential agreements or otherwise, shall have agreed to provide such access to the Offeror as the Offeror determines appropriate, acting reasonably, from the date hereof until the expiry or termination of the Offer, at reasonable times and on reasonable notice, to the Company's books, records, personnel, properties, plants, equipment, and other assets, information and documents used to conduct its business and to permit the Offeror and its authorized representatives to make copies thereof from time to time, upon request by the Offeror or any such representative (such access referred to herein as the "Due Diligence Access");

          (b) the Offeror, following a period of Due Diligence Access of 3 consecutive weeks (or such longer or shorter period of time as the parties hereto may agree), shall have determined in its sole discretion that (A) there is no fact, state of events or other matter that would cast material doubt in respect of (i) previously disclosed public information pertaining to the Company; or (ii) the Company's prospects, business or affairs generally, and (B) its due diligence investigations confirm the representations and warranties of the Sellers to the Offeror contained in this Agreement;

          (c) no circumstance, fact, change, event or occurrence caused by a person other than the Offeror shall have occurred that would render it impossible for one or more of the conditions set out in Schedule B hereto to be satisfied;

          (d) no cease trade order, injunction or other prohibition or order at law or under applicable regulation shall be threatened or exist against the Offeror making the Offer or taking up or paying for Shares deposited under the Offer or requiring the Offeror to purchase or offer to acquire any other securities; and

          (e) no action or proceeding shall be pending or threatened which would, if successful, render this agreement unenforceable in any material way, or frustrate the purpose and intent hereof.

4.        Covenants of the Sellers
          ------------------------

          Each of the Sellers agrees separately and not jointly or jointly and severally (except that the covenants and agreements of Vic De Zen, De Zen Investments Canada Limited and De Zen Holdings Limited are given jointly and severally and the covenants and agreements of Domenic D'Amico and Domenic D'Amico Holdings Limited are given jointly and severally) that during the period commencing on the date hereof and continuing until the expiry or termination of the Offer (as extended, if applicable), such Seller:

          (a) shall not take, and shall not authorize or permit any officer, director, employee, investment banker, financial advisor, attorney, accountant, agent or any other representative retained by such Seller to take, any act, directly or indirectly, which may in any way adversely affect the success of the Offer or the purchase of any Shares under the Offer;

          (b) shall not, directly or indirectly through any officer, director, employee, investment banker, financial advisor, attorney, accountant, agent or any other representative retained by such Seller (i) make, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) inquiries, the submission of proposals or offers from any other person, corporation, partnership or other business organization whatsoever (other than the Offeror) relating to any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing, or (iii) enter into any agreement related to any Acquisition Proposal; provided that if any Seller receives any such inquiry, submission, proposal or offer (including an offer or invitation to enter into discussions), such Seller will promptly notify the Offeror in writing and provide to the Offeror all relevant details relating thereto, including, without limitation, the price proposed to be paid in connection with such inquiry, submission, proposal or offer, the form of consideration to be paid and the identity of the party making such inquiry, submission, proposal or offer;

          (c) shall immediately cease and cause to be terminated any existing discussions with any parties (other than the Offeror) with respect to any Acquisition Proposal;

          (d) such Seller shall not sell, transfer, pledge, convey, grant a security interest in, hypothecate or otherwise encumber in any way any Subject Shares owned by such Seller or relinquish or modify such Seller's right to vote any Subject Shares or any other securities of the Company, other than by converting any multiple voting shares of the Company owned by such Seller into subordinate voting shares of the Company or by transferring such Seller's Shares to a Holdco;

          (e) except as required by applicable law, shall not, prior to the public announcement by the Offeror of the terms of the Offer, directly or indirectly disclose to any person, firm or corporation the existence of the terms and conditions of this agreement, or the possibility of the Offer being made or any terms or conditions or other information concerning any possible offer to be made for the Shares;

          (f) shall promptly advise the Offeror orally and in writing of any actual or potential material adverse effect, or any event, condition, change or development with respect to the Company that becomes known to it or him which could reasonably be expected to cause the conditions to the Offer not to be satisfied (provided that, with respect to Vic De Zen, in the event that compliance with this clause (f) would, in the reasonable opinion of his counsel, result in a breach of his fiduciary duty as a director of the Company, he may at his option resign from the board of directors of the Company in lieu of complying with this clause (f) in connection with the event giving rise to such potential material adverse effect, event, condition, change or development and he shall, in such event, give immediate written notice to the Offeror of his resignation; for greater certainty, if Vic De Zen resigns from the board of directors of the Company he shall continue to be bound by the covenant contained in this paragraph (f));

          (g) it or he will use its or his reasonable best efforts in its or his capacity as a shareholder of the Company to do, or cause to be done, all things necessary, proper or advisable under applicable laws, to consummate the transactions contemplated by this Agreement and the Offer, including using its or his reasonable best efforts to (i) support the Offer; (ii) obtain all necessary consents, approvals and authorizations as are required to be obtained by such Seller under any applicable law with respect to this Agreement or the Offer; (iii) lift or rescind any injunction or restraining order or other order adversely affecting such Seller's ability to consummate the transactions contemplated hereby or by the Offer; and (iv) fulfil all conditions and satisfy all provisions of this Agreement and the Offer applicable to such Seller; provided, however, that the foregoing shall not prevent a Seller who is a director, officer or employee of the Company or any of its Subsidiaries from doing any act or thing that he properly is obliged to do in such capacity;

          (h) it or he shall exercise the voting rights attaching to the Subject Shares and otherwise use its or his reasonable best efforts in its or his capacity as a securityholder to oppose any proposed action by the Company, its shareholders, any of its subsidiaries or any other person: (i) in respect of any amalgamation, merger, sale of the Company's or its affiliates' or associates' assets, take-over bid, plan of arrangement, reorganization, recapitalization, shareholder rights plan, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving the Company or any of its subsidiaries, (ii) which might reasonably be regarded as being directed towards or likely to prevent or delay the take up and payment of the Subject Shares deposited under the Offer or the successful completion of the Offer, or
(iii) which could result in a material adverse effect on the Company;

          (i) in the event that the board of directors of the Company implements a shareholders' rights plan, the Sellers shall forthwith exercise their rights as shareholders and requisition a meeting of shareholders of the Company to be held at the earliest possible meeting date after such requisition, and take such other steps as may be necessary to cause such meeting to be held, to consider the termination of the shareholders' rights plan and shall vote to terminate such shareholders' rights plan;

          (j) it or he will not grant or agree to grant any proxy or other right to the Subject Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind with respect to the Subject Shares;

          (k) it or he will not grant an option over any Subject Shares (or any right or interest therein (legal or equitable)) held by it or him to any person, entity or group;

          (l) it or he will not purchase or obtain or enter into any agreement or right to purchase any additional Shares other than in accordance with the provisions hereof;

          (m) it or he will take all such steps as are required to ensure that at the time at which the Offeror becomes entitled to take up and pay for Shares pursuant to the Offer, and at the time at which the Offeror so takes up and pays for such Shares, the Subject Shares held by such Seller (or such Seller's Holdco, if applicable, or, in the case of Vic De Zen, by an affiliate of Mr. De Zen pursuant to Section 3.4(a) of the Conversion Agreement or, with respect to up to 6,035 Subject Shares, in his RRSP) will be owned beneficially and of record by such Seller (or such Seller's Holdco, if applicable, or, in the case of Vic De Zen, by an affiliate of Mr. De Zen pursuant to Section 3.4(a) of the Conversion Agreement or, with respect to up to 6,035 Subject Shares, in his
RRSP) with a good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders' agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders' agreement, voting trust or other agreement affecting the Subject Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such shares (collectively, "Encumbrances"); and

          (n) it or he shall deliver to the Offeror, not more that seven hours before the Expiry Time, a certificate confirming that at the Expiry Time (i) the representations and warranties of the Sellers are true and correct in all material respects; and (ii) all of the covenants and obligations of the Sellers under this Agreement have been performed or complied with in all material respects.

5.       Representations and Warranties of the Sellers
         ---------------------------------------------

          Each of the Sellers by its acceptance hereof separately (and not jointly or jointly and severally) represents and warrants as follows (except that (i) the representations and warranties of Vic De Zen, De Zen Holdings Limited and De Zen Investments Canada Limited are given jointly and severally, and (ii) in the case of Domenic D'Amico and Domenic D'Amico Holdings Limited, the representations and warranties are given jointly and severally, and in respect of the representations and warranties contained in paragraphs (h), (i),
(k), (l), (m), (n) and (o) below are each given to the best of Domenic D'Amico's knowledge) and acknowledges that the Offeror is relying upon such representations and warranties in connection with entering into this Agreement and the purchase by the Offeror of the Subject Shares:

          (a) the Seller is the beneficial owner of the Subject Shares listed on Schedule A hereto beside the Seller's name, and, except in the case of Vic De Zen with respect to the 6,035 subordinate voting shares of the Company held in his RRSP, is the registered holder of such Subject Shares;

          (b) (i) the Seller has the sole right to sell and vote (to the extent permitted by the attributes of such shares or pursuant to applicable law, regulation or policy) all the Subject Shares held by the Seller; (ii) all the Subject Shares held by the Seller are now beneficially owned by the Seller with good and marketable title thereto, free and clear of any and all Encumbrances other than the Conversion Agreement and the Stock Control Agreement and in respect of a security interest granted to The Bank of Nova Scotia; (iii) at the time at which the Offeror takes up and pays for the Subject Shares, such shares will be beneficially owned by the Seller (or his or its Holdco in connection with the Seller's election of the Holdco Alternative or, in the case of Vic De Zen, by an affiliate of Mr. De Zen pursuant to Section 3.4(a) of the Conversion Agreement or, with respect to up to 6,035 Subject Shares, in his RRSP) with good and marketable title thereto, free and clear of any and all Encumbrances; and
(iv) all the Subject Shares held by the Seller are and will be issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

          (c) no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Seller of any of the Subject Shares owned by the Seller or any interest therein or right thereto, except the Offeror pursuant hereto and the Bank of Nova Scotia pursuant to the security interests granted thereto;

          (d) none of the execution and delivery by the Seller of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Seller with the Seller's obligations hereunder will result in a breach of:
(i) if the Seller is a corporation,  the constating  documents of the Seller; or
(ii) any agreement or instrument to which the Seller is a party or by which the Seller or any of the Seller's property or assets are bound, other than the guarantees and hypothecation agreements entered into by the Sellers (or any of them) in favour of the Bank of Nova Scotia;

          (e) if a corporation, the Seller is a validly subsisting corporation and has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, if an individual, the Seller has the personal power and capacity to enter into this Agreement and to perform his obligations and consummate the transactions contemplated hereby;

          (f) this Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

          (g) (i) the only securities of the Company beneficially owned, directly or indirectly, by the Seller are the Subject Shares listed on Schedule A hereto beside the Seller's name (other than options to purchase in the aggregate 1,360,000 subordinate voting shares of the Company, at exercise prices ranging from Cdn. $20.00 per Share to Cdn. $28.05 per Share, owned by Vic De
Zen), and (ii) the Seller has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Seller or transfer to the Seller of additional securities of the Company;

          (h) the Company has filed all documents or information required to be filed by it under applicable laws (including without limitation applicable securities laws) or with the Toronto Stock Exchange and/or the New York Stock Exchange. All such documents or information filed by the Company under such laws or with such exchanges (collectively, the "Company's Public Documents"), as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities, with the exception of certain related party transactions that are now publicly disclosed but which may not have been publicly disclosed when they were required to be so disclosed. All of the Company's Public Documents, as of their respective date (and as of the date of any amendment thereto), complied as to form in all material respects with the requirements of applicable laws. The Company has not filed any confidential material change report with any securities regulatory authority or regulator or any stock exchange or other self-regulatory authority that at the date hereof remains confidential;

          (i) to the knowledge of the Sellers, the Company and each of its subsidiaries has complied and is in compliance in all material respects with all applicable laws, including laws related to labour, employment standards and human rights. Each of the Company and its subsidiaries has all material licenses, permits, consents, certificates and authorizations, orders or approvals of (as well as bonds and security provided in connection therewith), and has made all material registrations with, any governmental authority that is required in connection with the ownership of their respective assets or the conduct of their respective operations and each of them has complied and is in compliance in all material respects with all such licenses, permits, consents, certificates, authorizations, orders, approvals and registrations (as well as bonds and security provided in connection therewith). Each such license, permit, order, consent, certificate, authorization, approval and registration is valid, subsisting and in good standing. Neither the Company nor any subsidiary has received any notice, whether written or oral, of the revocation or non-renewal of any such licenses, permits, orders, consents, certificates, authorizations, approvals or registrations, or of any intention of any governmental authority to revoke or refuse to re-new any of such licenses, permits, orders, consents, certificates, authorizations, approvals or registrations and, to the knowledge of the Sellers, all such licenses, permits, orders, consents, certificates, authorizations, approvals and registrations shall continue to be effective and any required renewals thereof shall be available in order for the Company and its subsidiaries to continue to conduct their respective businesses as they are currently being conducted and in accordance with the existing plans of the Company and its subsidiaries. None of the Company or any of its subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of (i) its articles or by-laws or equivalent organizational documents, or (ii) any material agreement or understanding to which it or by which any of its properties or assets is bound or affected;

          (j) other than the Stock Control Agreement, none of the Sellers nor the Company is a party to any shareholder, pooling, voting trust or other similar agreement or right capable of becoming any of the foregoing relating to the issued and outstanding shares of the Company or any of its subsidiaries;

          (k) to the knowledge of the Sellers, the consolidated balance sheets of the Company as at December 31, 2004 and September 30, 2003 and the consolidated statements of earnings, retained earnings and cash flows for the fifteen months ended December 31, 2004 and year ended September 30, 2003 (together, the "Financial Statements") (i) complied as to form in all material respects with the requirements of applicable securities laws, (ii) were prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes thereto), and (iii) fairly present in all material respects the financial position of the Company and its subsidiaries on a consolidated basis as at the dates thereof;

          (l) except as set forth in the Financial Statements or in the Company's Public Documents, the Company, considered on a consolidated basis, does not have any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, whether due or to become due and required to be recorded or reflected on a consolidated balance sheet of the Company under GAAP, except liabilities that have not had and are not reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its subsidiaries, taken as a whole;

          (m) to the knowledge of the Sellers, the Company's books and records reflecting its assets and liabilities have been maintained in accordance with sound business practices and the requirements of applicable securities laws, including the maintenance of proper and adequate internal controls over financial reporting;

          (n) except as disclosed in the Financial Statements or the Company's Public Documents, there are no understandings, contracts, commitments, loans, agreements, arrangements or other transactions between or among the Company or any of its subsidiaries, on the one hand, and any of the Sellers, any of the Sellers' respective directors, officers or employees (as applicable) or any other person affiliated with or related to any of the Sellers, on the other hand, that would be required to be disclosed by the Company pursuant to Ontario Securities Commission Rule 61-501 ("Rule 61-501") as a "related party transaction" (as defined in Rule 61-501); and

          (o) except as disclosed in the Financial Statements or in other documents publicly disclosed and/or filed by the Company, there is no criminal, regulatory, administrative or other investigation underway or threatened in respect of the Company or any of its subsidiaries, the conclusion or result of which could reasonably be expected to cause a material adverse effect on the Company and its subsidiaries, taken as a whole.

6.       Representations and Warranties of the Offeror
         ---------------------------------------------

          The Offeror represents and warrants as follows and acknowledge that the Sellers are relying upon such representations and warranties in connection with the sale to the Offeror of the Subject Shares:

          (a) the Offeror is a limited partnership organized and existing under the laws of the State of New York and has full legal power and authority to own its assets and conduct its business as currently owned and conducted;

          (b) the Offeror has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Offeror and the consummation by the Offeror of the transactions contemplated by this Agreement have been duly authorized by the board of directors of the general partner of the Offeror, and no other proceedings on the part of the Offeror are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by the Offeror and constitutes a valid and binding obligation of the Offeror, enforceable against the Offeror in accordance with its terms; and

          (c) the execution and delivery by the Offeror of this Agreement and performance by the Offeror of its obligations hereunder and the completion of the Offer, will not be in breach of the Offeror's constating documents; any judgment, decree, order, or award of any court, governmental body or arbitrator; any material agreement or instrument to which the Offeror is a party or by which it is bound; or any applicable law.

7.        Covenants of the Offeror
          ------------------------

          The Offeror covenants and agrees as follows:

          (a) at any time and from time to time, the Offeror shall fully and unconditionally support the Company in its efforts to honour and fully comply with the terms and conditions of the Conversion Agreement and following such time as the Offeror directly or indirectly owns 50.1% or more of the Shares, the Offeror shall cause the Company to comply with the Conversion Agreement. The Offeror shall not make, provoke or encourage, support or otherwise assist any effort to repudiate, amend or frustrate the enforceability or binding effect of the Conversion Agreement;

          (b) to unconditionally and irrevocably support any and all efforts, to the extent necessary or required, of the Sellers to exercise the voting rights attaching to their Shares in accordance with their terms and to assist in the resistance or defence of any and all efforts which might lead to or be interpreted to derogate from or restrict the full and complete exercise of voting rights attaching to such Shares;

          (c) to ensure that any and all public statements and press releases in respect of this Agreement, the covenants herein and the terms hereof are consistent with the efforts to act in the best interests of the Company by the Sellers hereunder and their rights and entitlement to pursue the objectives of this Agreement; and

          (d) it shall not vary the terms and  conditions of the Offer except to
(i) increase the cash consideration offered thereunder, (ii) waive any of the conditions set out in Schedule B hereto or (iii) extend the Expiry Time.

8.       Termination
         -----------

          This Agreement may be terminated at any time by notice in writing as follows:

          (a) by mutual consent of the Sellers and the Offeror;

          (b) by any Seller or the Offeror, if any representation or warranty of the other party under this Agreement is untrue or incorrect, or if not already qualified by a materiality concept, is untrue or incorrect in any material respect, or if the other party under this Agreement breaches or is in default of any material covenant or obligation under this Agreement; provided any party seeking to rely on this termination provision delivers written notice to the party in default of such breach, failure to perform or observe or default, and such breach, failure to perform or observe or default shall not have been cured by the party in default by the earlier of the Expiry Time or the close of business on the fifth business day following the giving of such notice;

          (c) by the Offeror, if any condition to the Offer is not satisfied or waived by the Expiry Time and the Offeror does not elect to waive such condition;

          (d) by any of the Sellers, if:

                    (i) the Offeror has not been given Due Diligence Access (and has not waived the Due Diligence Access condition set forth in Section 3(a) of this Agreement) and the Mailing Date has not occurred within 180 calendar days from the date of this Agreement, or

                    (ii) the Mailing Date has not occurred on or prior to the 10th business day after a period of 3 consecutive weeks of Due Diligence Access, or

                    (iii) the Offeror has not taken up and paid for the Subject Shares by the Expiry Time and has not exercised its right to purchase the Subject Shares pursuant to Section 10(k) within 10 business days from the Expiry Date.

                    If any  Seller  sells its  Subject  Shares to a third  party
          (other than the Offeror) within 120 days after terminating this Agreement pursuant to clause (i) of this Section 8(d) at a price in excess of $14.00 per Subject Share, such Seller shall pay to the Offeror a cash amount equal to the product of 50% of the amount received by such Seller in excess of $14.00 per Subject Share and the number of Subject Shares sold to such third party.

                    Subject to the next paragraph, if any Seller sells its Subject Shares to a third party (other than the Offeror) within 150 days after terminating this Agreement pursuant to clause (ii) of this
          Section 8(d) or within 120 days after terminating this Agreement pursuant to clause (iii) of this Section 8(d) in either case at a price per Subject Share in excess of the greater of $14.00 and the price per Subject Share offered by the Offeror under the Offer as amended from time to time (the "Reference Price"), such Seller shall pay to the Offeror a cash amount equal to (y) the product of the amount received by such Seller in excess of the Reference Price (up to a maximum of $1.50 per Subject Share) and the number of Subject Shares sold to such third party, plus (z) the product of 50% of the amount, if any, received by such Seller in excess of the Reference Price plus $1.50 per Subject Share and the number of Subject Shares sold to such third party).

                    If following a time when an Acquisition Proposal has been publicly announced any Seller sells its Subject Shares to a third party (other than the Offeror) within 120 days after terminating this Agreement pursuant to clause (iii) of this Section 8(d) at a price per Subject Share in excess of the Reference Price, such Seller shall pay to the Offeror a cash amount equal to (y) the product of the amount received by such Seller in excess of the Reference Price (up to a maximum of $2.00 per Subject Share) and the number of Subject Shares sold to such third party, plus (z) the product of 50% of the amount, if any, received by such Seller in excess of the Reference Price plus $2.00 per Subject Share and the number of Subject Shares sold to such third party;

          (e) by the Offeror, if the conditions set out in Section 3 of this Agreement have not been satisfied or waived by the Offeror within 180 calendar days from the date of this Agreement ; or

          (f) by any of the Sellers or the Offeror, if the Subject Shares have not been taken up and paid for by the Offeror by May 15, 2006;

          provided, however, that any such termination shall not prejudice the rights of a party as a result of a breach by any other party of its obligations hereunder. Upon termination of this Agreement, the Sellers shall be entitled to withdraw their Shares from the Offer.

9.        Change in Nature of Transaction
          -------------------------------

          (a) If the Offeror and its counsel, and the Board of Directors of the Company and its legal and financial advisors, agree that it is desirable to proceed with another form of transaction (an "Alternative Transaction") whereby the Offeror is effectively to acquire 100% of the Shares of the Company on economic terms and other terms and conditions (including, without limitation, tax treatment) which, in relation to the Sellers and to the other holders of Shares, are at least equivalent to or better than those contemplated by the Offer, the Sellers will support the completion of such Alternative Transaction.

          (b) If any Alternative Transaction involves a meeting or meetings of holders of Shares, the Sellers agree to vote in favour of any matters necessary or ancillary to the completion of the Alternative Transaction.

          (c) In the event of any proposed Alternative Transaction, the references in this agreement to the Offer shall be deemed to be changed to "Alternative Transaction" and all terms, covenants, representations and warranties of this agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

          (d) Each of the Sellers covenants that such Seller will not exercise any rights of dissent provided under section 190 of the Canada Business Corporations Act or otherwise in connection with any Alternative Transaction.

10.      General
         -------

          (a) The Offeror acknowledges and agrees that (i) the obligations, covenants, representations and warranties of each of the Sellers made in this Agreement are made by such Seller solely in such Seller's capacity as a holder of Subject Shares, and not in any other capacity including such Seller's or its agent's or representative's capacity as an officer, director or employee of the Company, and (ii) the obligations, covenants, representations and warranties of the Sellers made in this Agreement are made separately, and not jointly or jointly and severally, except that the obligations, covenants, representations and warranties of Vic De Zen, De Zen Investments Canada Limited and De Zen Holdings Limited are made jointly and severally and the obligations, covenants, representations and warranties of Domenic D'Amico and Domenic D'Amico Holdings Limited are made jointly and severally.

          (b) The Agreement contemplated by acceptance of this letter shall become effective in respect of each Seller upon its execution and delivery by such Seller.

          (c) All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered in person or transmitted by telecopy or similar means of recorded electronic communication to, in the case of the Sellers, the address and/or facsimile of each Seller and its counsel as shown on Schedule A, and, in the case of the Offeror, 299 Park Avenue, New York, NY, USA, 10171 Attention: W. Brett Ingersoll, Tel: (212) 909-1445, Facsimile: (212) 284-7818 with a facsimile copy to Stikeman Elliott, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Attention: Marvin Yontef, Facsimile: (416) 947-0866) or such other address as may be designated in writing hereafter, in the same manner, by such person. Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a business day, on the next following business day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next business day.

          (d) This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the Sellers and the Offeror other than as expressly set forth in this Agreement. This Agreement and the rights hereunder are not transferable or assignable by the Sellers or the Offeror without the prior written consent of the other except that the Offeror may assign its rights and obligations under this Agreement to any affiliate thereof, but no such assignment shall relieve the Offeror of its obligations hereunder.

          (e) The representations and warranties set forth in Sections 5(a) to and including 5(g), 5(j) and 5(n) of this Agreement shall survive the purchase of the Subject Shares and, notwithstanding such purchase, shall continue in full force and effect for the benefit of the party to whom such representations and warranties are given. The representations and warranties set forth in Sections 5(h), 5(i), 5(k), 5(l), 5(m) and 5(o) (the "Non-surviving Representations") shall not survive, and shall terminate upon, the purchase of the Subject Shares. The sole remedy of a party for a breach of any Non-surviving Representation shall be limited to the exercise of any termination right in accordance with
Section 8(b). Sections 8(d) and 10(m) of this Agreement shall survive the termination of this Agreement.

          (f) If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

          (g) This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the Sellers and the Offeror irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

          (h) Time shall be of the essence of this Agreement.

          (i) This Agreement may be executed by facsimile and in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

          (j) Each party hereto shall pay the fees, costs and expenses of their respective financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this agreement and all documents and instruments executed or prepared pursuant hereto.

          (k) Notwithstanding that the Offeror does not proceed with or complete its Offer, subject to applicable laws, until this Agreement terminates in accordance with Section 8, the Offeror, in its sole discretion, shall be entitled at any time after the tenth business day following the annual and special meeting of the Company or, if the annual and special meeting of the Company has not been held prior to June 17, 2005, after the close of business on such date, to purchase the Subject Shares of the Sellers at a price of $14.00 per Subject Share (or such higher price to which the Offeror may have agreed to raise the price per Subject Share under the Offer) (subject to the sharing provisions of Section 2 of this Agreement), upon 48 hours' notice from the Offeror to the Sellers, and in such event, the Sellers agree to sell, transfer and convey the Subject Shares to the Offeror on the same terms and conditions as would apply were the Offer to be made, including without limitation as to the availability of the Holdco Alternative, and to complete such sale against payment at the offices of Stikeman Elliott LLP, 53rd Floor, Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada during normal business hours. For greater certainty, to the extent that any Subject Shares entitled to be purchased by the Offeror pursuant to this Section 10 are multiple voting shares of the Company, such shares shall be converted by the Seller(s) into subordinate voting shares of the Company prior to the closing of purchase and sale contemplated by this Section 10.

          (l) Notwithstanding any other provision of this Agreement, the Sellers have the right to withdraw (or if the Subject Shares have not yet been tendered, the Sellers shall have the right to not tender) up to the following number of Subject Shares in compliance with the notice provision set out below, if such Shares have not been taken up and paid for by the respective dates set out below:

              Date                           Subject Shares

              June 24, 2005                  2,000,000
              September 30, 2005             1,550,000
              October 30, 2005               1,000,000

              If  the   Sellers  intend  to exercise  this  right,   they  shall
          give a joint written notice of their intent signed by each of the Sellers by no later than 10 business days prior to the date on which they intend on exercising such right. The Offeror shall have the right (but not the obligation) to purchase such Subject Shares from the Sellers at the greater of $14.00 per Subject Share and the price per Subject Share under the Offer (as such price may have been amended to the date of such written notice), upon 10 days' written notice provided by the Offeror to the Sellers.

          (m) For a period of 120 days following the termination of the Agreement pursuant to Section 8(d)(iii), in the event that an Acquisition Proposal has been publicly announced, the right of any of the Sellers to dispose of any of his or its Subject Shares shall be restricted in that in order for any Seller to sell, assign or transfer any of his or its Subject Shares, such Seller must first offer (the "Right of First Refusal") such Subject Shares to the Offeror at the closing market price per Subject Share on the trading day preceding the date on which the Seller offers such Subject Shares to the Offeror. The Offeror shall have (i) in the event that the aggregate number of Subject Shares subject to the Right of First Refusal is less than or equal to 5 million Shares, 2 calendar days, and (ii) in the event that the aggregate number of Subject Shares subject to the Right of First Refusal is greater than 5 million Shares, 5 calendar days to accept the Right of First Refusal, and the closing of the purchase and sale in respect of the Right of First Refusal shall occur on the day that is five calendar days following such acceptance by the Offeror. If the Offeror does not elect to purchase the offered Subject Shares, the applicable Seller may, for a further period of 10 business days, sell such Subject Shares as were subject to the Right of First Refusal to a person acting at arms length to the Seller so long as the applicable Seller pays to the Offeror a cash amount equal to (y) the product of the amount, if any, received by such Seller in excess of the Reference Price (up to a maximum of $2.00 per Subject Share) and the number of Subject Shares sold pursuant hereto, plus (z) the product of 50% of the amount, if any, received by such Seller in excess of the Reference Price plus $2.00 per Subject Share and the number of Subject Shares sold pursuant hereto.

          If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to the Offeror the enclosed duplicate original of this agreement by facsimile or otherwise by no later than 1:30 p.m. (Toronto time) on May 15, 2005, failing which this offer shall be null and void.



                                       CERBERUS CAPITAL MANAGEMENT, L.P.
                                       By: /s/ W. Brett Ingersoll
                                          ------------------------------
                                          Name: W. Brett Ingersoll
                                          Title:Managing Director


Irrevocably accepted and agreed to this 15th day of May, 2005.



                                    /s/ Vic De Zen
-----------------------------       ------------------------------------
Witness                             Vic De Zen




                                    /s/ Domenic D'Amico
-----------------------------       ------------------------------------
Witness                             Domenic D'Amico




                                    DE ZEN HOLDINGS LIMITED
                                    By: /s/ Vic De Zen
                                       ---------------------------------
                                       Name: Vic De Zen
                                       Title:


                                    DE ZEN INVESTMENTS CANADA LIMITED
                                    By: /s/ Vic De Zen
                                       ---------------------------------
                                       Name: Vic De Zen
                                       Title:


                                    DOMENIC D'AMICO HOLDINGS LIMITED
                                    By: /s/ Domenic D'Amico
                                       ---------------------------------
                                        Name: Domenic D'Amico
                                        Title:

                                   SCHEDULE A

Name of Seller                            Number of
                                          Shares
Mr. Vic De Zen
100 Zenway Boulevard Woodbridge, ON       35,539 multiple voting shares
L4H 2Y7                                    6,035 subordinate voting shares
Fax No.: (905) 264-9354

Counsel:
McMillan Binch LLP
BCE Place, Suite 4400
Bay Wellington Tower
181 Bay Street
Toronto, ON  M5J 2T3

Attention: Stewart Ash
Fax No.: (416) 865-7048


De Zen Holdings Limited                   9,799,905 multiple voting shares
c/o McMillan Binch LLP
BCE Place, Suite 4400
Bay Wellington Tower
181 Bay Street
Toronto, ON  M5J 2T3

Attention: Stewart Ash
Fax No.: (416) 865-7048


De Zen Investments Canada Limited         2,500,000 multiple voting shares
100 Zenway Boulevard
Woodbridge, ON  L4H 2Y7
Fax No.: (905) 264-9354

with a copy to:

McMillan Binch LLP
BCE Place, Suite 4400
Bay Wellington Tower
181 Bay Street
Toronto, ON  M5J 2T3

Attention: Stewart Ash
Fax No.: (416) 865-7048


Domenic D'Amico                           0
100 Zenway Boulevard
Woodbridge, ON  L4H 2Y7
Fax No.: (905) 264-9354

with a copy to:

Stockwood, Spies LLP
The Sunlife Tower
150 King Street West, Suite 2512
Toronto, ON

Attention: Chris Wirth
Fax No.: (416) 593-9345


Domenic D'Amico Holdings Limited          6,259,450 subordinate voting shares
100 Zenway Boulevard
Woodbridge, ON  L4H 2Y7
Fax No.: (905) 264-9354

with a copy to:

Stockwood, Spies LLP
The Sunlife Tower
150 King Street West, Suite 2512
Toronto, ON

Attention: Chris Wirth
Fax No.: (416) 593-9345

                                   SCHEDULE B

                             CONDITIONS OF THE OFFER

          Notwithstanding any other provision of the Agreement or of the Offer, the Offeror shall have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any Shares deposited under the Offer), and shall not be required to accept for payment, take-up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

          (a) there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Shares as represents not less than 66 2/3% of the votes attaching to all Shares on a fully-diluted basis and calculated on the basis that each Multiple Voting Share (if such Shares have not been converted into common shares) is entitled to one (1) vote (the "Minimum Tender Condition");

          (b) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Shares deposited under the Offer or completing any subsequent acquisition transaction;

          (c) all regulatory approvals, reviews or decisions (including, without limitation, those of any stock exchanges or other securities regulatory authorities) required in order to complete the Offer on terms satisfactory to the Offeror, acting reasonably, have been obtained;

          (d) the responsible Minister(s) shall have confirmed to the Offeror that he or she has determined, or been deemed to have determined, that the transactions contemplated by the Offer is of "net benefit" to Canada pursuant to the Investment Canada Act (Canada), on terms satisfactory to the Offeror;

          (e) all filings shall have been made and all or any appropriate waiting periods, including any extensions thereof, applicable under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder shall have expired, lapsed or been terminated as appropriate in each case in respect of the transactions contemplated by the Offer;

          (f) the Company and the Offeror shall each have filed all notices and information required or desirable (in the Offeror's sole discretion) under the Competition Act (Canada), and shall have satisfied any request for additional information thereunder, and (i) the Offeror shall have received an advance ruling certificate pursuant to section 102 of the Competition Act (Canada) by the Commissioner of Competition (the "Commissioner"); or (ii) the waiting period under section 123 of the Competition Act (Canada) has expired, been terminated or waived pursuant to section 113(c) of the Competition Act (Canada) and the Commissioner shall have advised the Offeror, in writing, on terms satisfactory to the Offeror, that she has no intention to file an application under Part VIII of the Competition Act (Canada) in connection with the Offer;

          (g) the Offeror shall have determined in its judgment that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

                    (i) to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares; or

                    (ii) which, if the Offer were consummated, could, in the Offeror's sole judgment materially adversely affect the Company and its subsidiaries, associates and its entities considered on a consolidated basis or the Offeror's ability to effect a subsequent acquisition transaction;

          (h) there shall not exist or have occurred, or be reasonably be expected to occur, (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror) any change in the business, operations, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of the Company which, in the sole judgment of the Offeror, is or may be materially adverse to the Company and its subsidiaries, associates and entities in which it has a direct or indirect material interest considered on a consolidated basis;

          (i) there shall not have occurred, developed or come into effect or existence any event, action, state, condition, terrorist event, war or financial occurrence of national or international consequence or any law, action, inquiry or other occurrence of any nature whatsoever which adversely affects, or may adversely affect, the financial markets in Canada or the United States generally, or which materially adversely affects, or would reasonably be expected to materially adversely affect, the Company and its subsidiaries (on a consolidated basis); and

          (j) the Agreement shall not have been terminated.

          The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion or may be waived by the Offeror in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the foregoing conditions shall be final and binding on all parties.

          For purposes of this schedule and the Agreement, "fully-diluted basis" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that (i) all outstanding options, warrants or other rights to acquire Shares are exercised and Shares are issued pursuant thereto, whether or not such warrants, options or other rights are exercisable by the holder and (ii) all outstanding securities of the Company that are convertible into Shares are converted, whether or not such conversion securities are exercisable by the holder.